STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, LLC
SEC File Number: 8-16791
December 31, 2025
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-16791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ameriprise Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

901 3rd Avenue South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Omar Saleh	(704) 916-6945	haitham.saleh@ampf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

45 S. 7th Street, Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mattox, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ameriprise Financial Services, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ameriprise Financial Services, LLC
Statement of Financial Condition
December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Ameriprise Financial Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Ameriprise Financial Services, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2026

We have served as the Company's auditor since 2010.

www.pwc.com

PricewaterhouseCoopers LLP, 45 S 7th Street, Suite #3400, Minneapolis, MN 55402
+1 (612) 596 6000


Ameriprise Financial Services, LLC

Statement of Financial Condition
December 31, 2025
(In thousands)


Assets

Cash and cash equivalents	$ 928,439
Cash segregated under federal and other regulations	10,295
Receivables:	
Fees due from affiliates	103,227
Financial advisors and employees (net of allowance for credit losses of $1,370)	4,282
Distribution fees and other (net of allowance for credit losses of $4,480)	99,080
Secured demand note receivable from Parent	200,000
Goodwill	173,918
Intangibles (net of accumulated amortization of $261,981)	187,744
Prepaid commissions	153,238
Other assets	87,410
Total assets	$ 1,947,633

Liabilities and Member's Equity

Liabilities:	
Accounts payable, accrued expenses and unearned revenue:	
Due to affiliates	$ 184,703
Field force compensation	261,946
Salaries and employee benefits	294,726
Unearned revenue	187,574
Other liabilities	159,429
Total accounts payable, accrued expenses and unearned revenue	1,088,378
Liabilities subordinated to the claims of general creditors	200,000
Total Liabilities	1,288,378
Commitments and contingencies (see Note 10)	
Member's equity:	659,255
Total liabilities and Member's Equity	$ 1,947,633

The accompanying notes are an integral part of this financial statement.

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, LLC (the Company) is a wholly owned subsidiary of AMPF Holding, LLC. AMPF Holding, LLC is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company was previously known as Ameriprise Financial Services, Inc., but was converted to a limited liability company effective January 2020. The Company is registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940. The Company is registered as a Commodity Trading Advisor (CTA) with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company clears most transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which under a clearing agreement charges the Company clearing fees on a per trade basis or based on assets under management. AEIS is primarily dependent on the Company for the introduction of clients and gathering of client assets which generates AEIS's revenues. As a result, the Company charges a distribution access fee based on a fixed contractual amount to provide AEIS with ongoing access to the Company's financial advisors, client servicing and product distribution efforts.

The Company offers financial planning and investment advisory services to retail clients for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations from more than one hundred products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system, or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

The Company's operations constitute a single operating segment and therefore a single reportable segment, because the chief operating decision maker ("CODM") manages the business activities using information of the Company as a whole. As its CODM, the Company's President utilizes the Statements of Operations and its net income metric to allocate resources and assess performance of the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Basis of Presentation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

Significant Accounting Policies

Cash and cash equivalents: The Company has defined cash and cash equivalents to include money market funds, commercial paper, time deposits, and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short-term nature of the investment.

Cash segregated under federal and other regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), cash received that is not related to the securities business, is deposited into segregated bank accounts maintained solely for the benefit of customers until forwarded to affiliates. Cash received that is related to the securities business, is deposited directly into accounts maintained by its affiliate, AEIS.

Allowance for credit losses: The Company measures credit losses using the current expected credit loss (CECL) method, when applicable. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected. The allowance is based on the credit losses expected to arise over the life of the asset and is adjusted each period for changes in expected lifetime credit losses.

Goodwill and intangible assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. Impairment is the amount that the carrying value exceeds fair value and is evaluated at the reporting unit level. The Company assesses various qualitative factors to determine whether impairment is likely to have occurred. If impairment were to occur, the Company would use the discounted cash flow method, a variation of the income approach.

Intangible assets generally represent customer and independent contractor relationships and non-compete agreements. Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets, impairment to fair value is recognized if the carrying amount is not recoverable. Indefinite lived intangibles are also tested for impairment annually or whenever circumstances indicate an impairment may have occurred.

Prepaid commissions: Commissions paid by the Company to advisors in connection with the sales of financial plans are deferred until the plan is delivered and the corresponding revenue is recognized.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Segment Reporting – Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures, updating reportable segment disclosure requirements in accordance with Topic 280, Segment Reporting ("Topic 280"), primarily through enhanced disclosures about significant segment expenses. The amendments also expand Topic 280 disclosures to public entities with one reportable segment, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and contain other disclosure requirements. The amendments are effective for annual periods beginning after December 15, 2023. The Company adopted the standard on January 1, 2024. The adoption of the standard did not have an impact on the Company's financial condition and results of operations as the standard is disclosure-related only.

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. During the year ended December 31, 2025, the tests did not indicate impairment.

Definite lived intangible assets acquired for the year ended December 31, 2025, represent the acquisition of advisors, customer relationships, and non-compete agreements were $50,787, with a weighted average amortization period of five years. For the year ended December 31, 2025, the impairment tests on definite lived intangible assets did not indicate impairment.

On November 6, 2023, the Company and Comerica, Inc. closed an arrangement in which the Company became Comerica's new investment program provider. The Company acquired Comerica customer lists for $110,000. The acquisition resulted in a definite-lived intangible asset of $110,000, which is included in the total acquisitions disclosed above, with a straight-line amortization period of 10 years. The agreement includes provisions for terminations at the discretion of either Comerica or the Company subject to recoveries of previous amounts paid and other make-whole provisions.

Definite lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer and advisor relationships	$ 232,378	$ 171,693	$ 60,685
Tax referral agreement	10,200	10,200	-
Non-compete agreements	97,148	56,256	40,892
Customer relationship Comerica	110,000	23,833	86,167
December 31, 2025 balance	$ 449,726	$ 261,982	$ 187,744

4. Business Owned Life Insurance

The Company holds cash value life insurance policies as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2025, the cash surrender value, which approximates fair value, of this life insurance was $39,848, and is included in the other assets line in the statement of financial condition.

5. Secured Demand Note Receivable and Subordinated Liabilities

In December 2014, a subordinated loan agreement in the form of a secured demand note was entered into with the Parent.

The borrowing available under the subordination agreement on December 31, 2025, is as follows:

Secured demand note collateral agreement, 0.10 percent, due December 15, 2026 $200,000

The subordinated borrowing with the Parent is available in computing net capital under the SEC's uniform net capital rule. Under the terms of the subordinated loan agreement, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the Company is prohibited from making payments on the subordinated note agreement. The Company has the option to renew the current agreement in one-year increments in perpetuity. Pursuant to the agreement, the Parent must notify the Company on or before the day seven months preceding the maturity date if they do not intend to extend the maturity date of the agreement. The Company and the Parent have elected to not terminate the agreement for fiscal year 2026.

On December 31, 2025, the secured demand note was collateralized by securities with an aggregate fair value of $220,556. Based on the character and fair value of the securities collateralizing the secured demand note receivable, the entire $200,000 is available in computing net capital in accordance with SEC's uniform net capital rule. The securities collateral has been deposited by the Parent in a separate custodial account for the exclusive benefit of the Company. In the event the Company draws on the secured demand note receivable, the maximum payment to the Company in accordance with the

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

terms of the collateral agreement is $200,000. Effective June 1, 2023, the Company and Lender agreed to amend the subordinated agreement by modifying the interest rate from LIBOR plus 90 basis points to Daily Simple SOFR plus 100 basis points (SOFR + 1.00%) per annum. The subordinated loan agreement and the associated secured demand note agreement entered with the Parent was approved by FINRA prior to the respective effective dates.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the input used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities
When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques. The Company's cash equivalents, consisting of commercial paper and time deposits, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 1 money market funds and other assets consist of common stock and government treasury bills and notes. Level 2 other assets consist of unitary investment trusts (UITs), municipal bonds, and limited market securities. Level 2 liabilities consist of UITs, non-convertible debt securities, municipal bonds, government securities and agencies, and limited market securities. Level 3 contingent consideration liabilities consist of earn outs and/or deferred payments related to the Company's acquisitions. Contingent consideration liabilities are recorded at fair value utilizing a discounted cash flow model using an unobservable input (discount rate). Significant increases (decreases) in the discount rate used in the fair value measurement of the contingent consideration liability in isolation would have resulted in a significantly lower (higher) fair value measurement. Given the use of a significant unobservable input, the fair value of contingent consideration liabilities is classified as Level 3 within the fair value hierarchy.

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Commercial paper	$ -	$ 228,570	$ -	$ 228,570
Government and Agency Securities	599,521	-	-	599,521
Money Market Funds	99,731	-	-	99,731
Other assets	126	292	-	418
Total assets at fair value	$ 699,378	$ 228,862	$ -	$ 928,240
Liabilities				
Contingent consideration liability	$ -	$ -	$ 54,762	$ 54,762
Other liabilities	76	89	-	165
Total liabilities at fair value	$ 76	$ 89	$ 54,762	$ 54,927

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the periods.

The following table provides a summary of changes in Level 3 liabilities measured at fair value on a recurring basis:

	Contingent consideration liability
Balance at January 1, 2025	$ 46,504
Purchases	41,654
Settlements	(33,396)
Balance at December 31, 2025	$ 54,762

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2025, approximate fair value.

Included in receivables from financial advisors and employees in the statement of financial condition are loans receivable from financial advisors. As of December 31, 2025, the carrying value of the loans is $3,133, which approximates fair value. These receivables, not included in the table of assets and liabilities measured at fair value on a recurring basis, are considered Level 3 fair value.

As of December 31, 2025, the fair value of the secured demand notes receivable and the subordinated liability approximate book value of $200,000. This receivable and liability, not included in the table above, are both considered Level 2 fair value. As of December 31, 2025, the secured demand note collateral consisted of corporate bonds and agency mortgage-backed securities and is considered Level 2 fair value.

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

7. Net Capital Provision and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (SEA Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in SEA Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

On December 31, 2025, the Company had net capital of $137,699 which was $137,449 more than the amount required to be maintained at those dates. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has claimed exemption from SEA Rule 15c3-3 of the SEC under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential future payments the Company could be required to make under these indemnifications cannot be estimated; however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statement for any indemnifications.

The Company has agreed to indemnify an affiliate, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. On December 31, 2025, the reserve was $3,020 and is reflected in the other liabilities line in the statement of financial condition.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases, and employment relationships. Uncertain economic conditions heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other people or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The Company has numerous pending matters which include information requests, exams or inquiries that the Company has received during recent periods regarding certain matters, including: sales and distribution of mutual funds, exchange traded funds, annuities, equity and fixed income securities, real estate investment trusts, insurance products, and financial advice offerings, including managed accounts; supervision of the Company's financial advisors; security of client information; and transaction monitoring systems and controls. The Company has cooperated and will continue to cooperate with the applicable regulators.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty whether or when any such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

adverse outcome in one or more proceedings could eventually result in adverse judgments, settlements, fines, penalties, or other sanctions, in addition to further claims, examinations, or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be exposure to loss more than any amount reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

9. Income Taxes

Effective January 1, 2020, the Company adopted guidance simplifying the accounting for income taxes. As a result of the adoption and the Company's conversion to a limited liability company in 2020 which resulted in it becoming a disregarded entity, income tax expense, income tax receivables and payables, and deferred tax assets and liabilities are no longer recognized in the financial statement for the Company. See Notes 1 and 2.

The Company files its federal income tax return as part of the consolidated income tax return of the Parent in the U.S. federal jurisdiction. The Company files as a separate entity and as part of unitary or combined returns with the Parent and other affiliates in various state jurisdictions. The federal statutes of limitations are closed on years through 2018, except for two issues for 2016 which were claimed on an amended return. During the second quarter of 2025, the Internal Revenue Service (IRS) finalized the audit of the Parent's U.S. income tax returns for tax years 2019 and 2020, except for one issue for 2020, which remains open. The IRS is currently auditing the Parent's U.S. income tax returns for 2021 through 2023. The state income tax returns of the Parent or its subsidiaries, including the Company, are currently under examination by various jurisdictions for years ranging from 2018 through 2023.

10. Related Party Transactions

Receivables due from affiliates in the statement of financial condition primarily consist of distribution fees of $66,406, trading concessions of $7,233, marketing support fees of $8,411, and an insurance recoverable of $19,600 on December 31, 2025.

Payables due to affiliates in the statement of financial condition primarily consist of administrative expenses of $139,825, use of property and equipment maintenance for $4,859, cash for affiliated product purchases of $1,202 due to various affiliates for investments in products and clearing charges for $39,235 on December 31, 2025.

The Company clears most transactions with AEIS, which charges the Company clearing fees on a trade basis or on assets under management on a trade basis.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees aged 21 and over who have met certain employment requirements. Effective April 2020, the Parent no longer enrolled employees in the plan. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).
The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

Effective October 2011, the Company entered into two separate revolving credit agreements with the Parent, whereby in one, the Company can borrow up to $100,000 from the Parent and in the second the Parent can borrow up to $100,000 from the Company. Effective June 1, 2023, the Company and Lender hereby agreed to amend the agreements by modifying the

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands, except share amounts)
December 31, 2025

interest rate from LIBOR plus 90 basis points to Daily Simple SOFR plus 100 basis points (SOFR + 1.00%) per annum. As of December 31, 2025, there were no draws on these lines of credit.

The agreements remain in effect until the expiration date (October 19th of each year), which shall be automatically extended without amendment of the agreements for one year, or any date annually thereafter. Either party may terminate the agreements prior to the expiration date by providing written notice to the other party at least thirty (30) days prior to the expiration date. The agreements were in place for all of 2025 and were renewed for 2026.

Effective December 2014, the Company and the Parent entered a secured demand note collateral and subordinated loan agreement for $200,000 at a stated interest rate of 0.10% due to mature on December 15, 2026, with the option to renew in one-year increments in perpetuity. The secured demand note collateral and subordinated loan agreement was renewed for 2026.

The Company paid dividends to the Parent of $1,365,000 in 2025.

The Parent's Incentive Compensation Plan primarily grants restricted stock awards and stock units that generally vest ratably over three to four years to the Company's employees. Vesting of restricted awards and units may be accelerated based on age and length of service. Compensation expense for restricted stock awards is based on the market price of the Parent's stock on the date of grant and is amortized on a straight-line basis over the vesting period. Quarterly dividends are paid on restricted stock and stock units during the vesting period and are not subject to forfeiture.

A summary of the Company's restricted stock award and stock unit activity is presented below:

	2025	
	Shares	Weighted Average Grant-date Fair Value per share
Non-vested shares at January 1	28,000	$362.82
Granted	19,000	$533.62
Vested	(18,000)	$401.83
Forfeited	(2,000)	$447.24
Non-vested shares at December 31	27,000	$450.88

The Parent's Advisor Group Deferral Plan, which was created in April 2009, allows for employee advisors to receive share-based bonus awards which are subject to future service requirements and forfeitures. The Advisor Group Deferral Plan is an unfunded non-qualified deferred compensation plan under section 409A of the Internal Revenue Code. The Advisor Group Deferral Plan also gives qualifying employee advisors the choice to defer a portion of their base salary or commissions. This deferral can be in the form of share-based awards or other investment options. Deferrals are not subject to future service requirements or forfeitures. Awards granted under the Advisor Group Deferral Plan may be settled in cash and/or shares of the Parent's common stock according to the award's terms.

As of December 31, 2025, there were approximately 877,000 shares outstanding under the Advisor Group Deferral Plan, of which 206,210 were fully vested.

11. Subsequent Events

As of February 19, 2026, which is the date the financial statements were available to be issued, the Company evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No subsequent events or transactions requiring recognition of disclosure were identified.